 Exhibit 99.1

Euro Tech Holdings Company Limited Reports Interim Results For The Six Months Ended June 30, 2017

Hong Kong – December 22, 2017 – Euro Tech Holdings Company Limited (Nasdaq: CLWT) today reported its unaudited financial results for the six months ended June 30, 2017.

The Company’s revenues for the six months ended June 30, 2017 (“1H 2017”) were approximately US$8,707,000, a 16.8% decrease as compared to approximately US$10,469,000 for the six months ended June 30, 2016 (“1H 2016”). This decrease was primarily due to the decrease in revenues from trading and manufacturing activities.

Gross profits slightly decreased by 1.7% to approximately US$1,895,000 for 1H 2017 as compared to approximately US$1,929,000 for 1H 2016. The decrease was due to the decrease in the Company’s revenue which was mostly offset by the improvement of the gross profit margin % .

Selling and administrative expenses decreased by approximately US$323,000 to US$2,491,000 for 1H 2017 as compared to approximately US$2,814,000 for 1H 2016. The decrease was primarily due to the decrease of approximately US$213,000 in development costs of Ballast Water Treatment Systems (“BWTS”) to approximately US$39,000 for 1H 2017 as compared to approximately US$252,000 for 1H 2016, and decrease in general overheads resulting from actions to trim overheads.

The profit contribution from the affiliates, Zhejiang Tianlan Environmental Protection Technology Co. Ltd., (“Blue Sky”) and Zhejiang Jia Huan Electronic Co. Ltd. ("Jia Huan"), increased by approximately US$164,000 to US$232,000 for 1H 2017 as compared to approximately US$68,000 for 1H 2016.

The net loss decreased by US$392,000 to approximately US$92,000 for 1H 2017, as compared to approximately US$484,000 for 1H 2016. This was primarily due to decrease in selling and administrative expenses, and profit contribution from the affiliates.

Despite some changes in the decision by IMO, the Company continues to develop its BWT business. It has recently received an order for one set of P-300 BWTS for a scientific research ship from Russia. Moreover, the Company has developed a handheld ballast water checker which is the first handheld rapid indicative compliance instrument made in China, based on well accepted PAM fluorescence Technology. The instrument is a very powerful screening tool for ship owners, compliance officers, ship builders and BWTS providers.

The company is now one of the few qualified local and foreign candidates to participate in China Marine Safety Administration’s evaluation of indicative testing instruments to be used by Port State Control officers for compliance test according to IMO D2 standard. The evaluation is still in progress and the result will be announced in the first quarter of 2018.

In the past few months, the Company has attended and participated in local and international trade shows in Shanghai, Beijing, Qingdao and Zhanjiang to promote BWTS and handheld ballast water checker.

About BWTS

BWTS are an imminent requirement by The International Maritime Organization ("IMO") to prevent the biological unbalance caused by the estimated 12 billion tons of ballast water transported across the seas by ocean-going vessels when their ballast water tanks are emptied or refilled. In 2012, ballast water discharge standard became a law in the US. Any vessel constructed in December 2013 or later will need to comply when entering US waters, and existing vessels will follow shortly after. IMO’s Ballast Water Management Convention entered into force for new-built vessels on September 8, 2017 after ratification by 52 States, representing 35.1441% of world merchant shipping tonnage. In July 2017, IMO decided that the phase-in period for ballast water system retrofits will start on 8 September 2019.

The company obtained type approval certificate from China’s Classification Society for its 200, 300, 500, 750, 1200 and 1250 Cubic Meters per hour BWTS and Alternate Management Systems (‘AMS”) acceptance for its full range BWTS in 2016.

About AMS

AMS acceptance by the U.S. Coast Guard is a temporary designation given to BWTS approved by a foreign administration. It enables BWTS to be used on vessels for a period of up to 5 years, while the treatment system undergoes approval testing to U.S. Coast Guard standards.

About Blue Sky

Zhejiang Tianlan Environmental Protection Technology Co. Ltd., (“Blue Sky”), found in 2000, is a fast growing company which provides a comprehensive service for design, general contract, equipment manufacturing, installation, testing and operation management of the treatment of waste gases emitted from various boilers and industrial furnaces of power plants, steel works and chemical plants. Its shares have been listed on the New Third Board in the People’s Republic of China (“PRC”) in November 2015. The New Third Board is a national over-the-counter market in the PRC regulated by China Securities Regulatory Commission, and managed by the National Equities Exchange and Quotations, which serves as a platform for the sale of existing shares or directed share placements for small and medium-sized enterprises. Blue Sky announced its shares were suspended from trading on the New Third Board since 15 August 2017 as it is planning some material events.

About Jia Huan

Zhejiang Jia Huan Electronic Co. Ltd. in Zhejiang, China ("Jia Huan"), an established company, has been in business since 1969. 95% of Jia Huan's business is related to air pollution control and less than 5% is for water and wastewater treatment. Jia Huan designs and manufactures automatic control systems and electric voltage control equipment for electrostatic precipitators which are major air purification equipment for power plants, cement plants and incinerators to remove and collect dust and pollutants from the exhaust stacks.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and mainland China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2016.

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2017 (Unaudited)	As of December 31, 2016 (Audited)
	US$’000	US$’000

Assets

Current assets:
Cash and cash equivalents	3,626	3,751
Restricted cash	642	284
Accounts receivable, net	3,314	4,393
Prepayments and other current assets	745	815
Inventories	481	344
Total current assets	8,808	9,587

Property, plant and equipment, net	746	771

Investments in affiliates	11,431	11,489

Goodwill	1,071	1,071

Deferred tax assets	165	186

Total assets	22,221	23,104

Liabilities and shareholders’ equity

Current liabilities:
Accounts payable	3,291	3,173
Loans payable	361	720
Other payables and accrued expenses	2,123	2,258
Taxation payable	132	335

Total current liabilities	5,907	6,486

Commitments and contingencies	-	-
Shareholders’ equity:
Ordinary share, 20,000,000 (As of December 31, 2016: 20,000,000) shares authorized; 2,229,609 (As of December 31, 2016: 2,229,609) shares issued and outstanding	123	123
Additional paid-in capital	9,551	9,551
Treasury stock, 167,700 (As of December 31, 2016: 167,700) shares at cost	(786)	(786)
PRC statutory reserve	352	352
Accumulated other comprehensive income	818	857
Retained earnings	5,246	5,338

Equity attributable to owners of Euro Tech	15,304	15,435
Non-controlling interest	1,010	1,183

Total shareholders’ equity	16,314	16,618

Total liabilities and shareholders’ equity	22,221	23,104

EURO TECH HOLDINGS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	2017 (Unaudited)	2016 (Unaudited)
	US$’000	US$’000

Revenues
Trading and manufacturing	5,370	8,034
Engineering	3,337	2,435
Total revenues	8,707	10,469

Cost of revenues
Trading and manufacturing	(4,128)	(6,689)
Engineering	(2,684)	(1,851)
Total cost of revenues	(6,812)	(8,540)
Gross profit	1,895	1,929

Finance costs	(6)	(8)
Selling and administrative expenses	(2,491)	(2,814)
Operating loss	(602)	(893)
Interest income	2	13
Other income, net	99	(1)
Loss before income taxes and equity in profit of affiliates	(501)	(881)

Income taxes	(21)	(24)
Equity in profit of affiliates	232	68
Net loss	(290)	(837)
Less: net loss attributable to non-controlling interest	198	353
Net loss attributable to the Company	(92)	(484)
Net loss	(290)	(837)
Foreign exchange translation Adjustments	(14)	7
Comprehensive loss	(304)	(830)
Less: Comprehensive loss attributable to non-controlling interest	173	357
Comprehensive loss attributable to the Company	(131)	(473)

Net loss per ordinary share
- Basic	$US(0.04)	$US(0.23)

- Diluted	$US(0.04)	$US(0.23)
Weighted average number of ordinary shares outstanding
- Basic	2,061,909	2,061,909

- Diluted	2,061,909	2,061,909

CONTACT:
Euro Tech Holdings Company Limited, Hong Kong

T.C. Leung, Chairman and CEO, or

Jerry Wong, CFO

Tel: 852-2814-0311

Fax: 852-2873-4887

Website: http://www.euro-tech.com